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                          March 30, 2023

       Thomas E. Capasse
       Chief Executive Officer
       Ready Capital Corporation
       1251 Avenue of the Americas, 50th Floor
       New York, NY 10020

                                                        Re: Ready Capital Corp
                                                            Registration
Statement on Form S-4
                                                            Filed March 27,
2023
                                                            File No. 333-270849

       Dear Thomas E. Capasse:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Ronald
(Ron) E. Alper at 202-551-3329 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              Michael Kessler, Esq.